FORM 11-K
              U.S. SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549


[X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
       EXCHANGE ACT OF 1934

       For the Fiscal Year Ended December 31, 1996 OR

[ ]    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
       SECURITIES EXCHANGE ACT OF 1934

                  Commission File Number:  0-22953

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

       Riverview Savings Bank, FBS Employees' Savings & Profit
       Sharing Plan and Trust

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

       Riverview Bancorp, Inc.
       700 N.E. Fourth Avenue
       Camas, Washington 98607


THE PLAN IS SUBJECT TO THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED ("ERISA"). IN ACCORDANCE WITH ITEM NO. 4 OF REQUIRED INFORMATION, THE PLAN FINANCIAL STATEMENTS AND SCHEDULES ATTACHED HERETO ARE PREPARED IN ACCORDANCE WITH THE FINANCIAL REPORTING REQUIREMENTS OF ERISA.

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                  Riverview Savings Bank, FSB
       Employees' Savings & Profit Sharing Plan and Trust

                        Balance Sheet*

                                               At                  At
                                        January 1, 1996    December 31, 1996
                                        ---------------    -----------------

              Assets

Cash . . . . . . . . . . . . . . . . . .          --                   --
Receivables. . . . . . . . . . . . . . .      10,084                   --
Investments:
  U.S. Government securities . . . . . .          --                   --
  Corporate debt and equity instruments.          --                   --
  Real estate and mortgages (other
   than to participants) . . . . . . . .          --                   --
  Loans to participants:
    Mortgages. . . . . . . . . . . . . .          --                   --
    Other - participant loans. . . . . .       9,086               10,480
  Other - registered investment
   companies . . . . . . . . . . . . . .   2,484,233            2,874,264
  Total investments. . . . . . . . . . .   2,493,319            2,884,744
Buildings and other property used in
 plan operations . . . . . . . . . . . .          --                   --
Other assets . . . . . . . . . . . . . .          --                   --
Total assets . . . . . . . . . . . . . .   2,503,403            2,884,744

              Liabilities

Payables . . . . . . . . . . . . . . . .          --                   --
Acquisitions indebtedness. . . . . . . .          --                   --
Other liabilities. . . . . . . . . . . .          --                   --
Total liabilities. . . . . . . . . . . .          --                   --
Net assets . . . . . . . . . . . . . . .   2,503,403            2,884,744

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                  Riverview Savings Bank, FSB
       Employees' Savings & Profit Sharing Plan and Trust

                      Statement of Income*


                                                      Amount          Total
                                                      ------          -----

                Income

Contributions received or receivable in cash from:
  Employer(s) (including contributions
   on behalf of self-employed individuals). . .      47,659            --
  Employees . . . . . . . . . . . . . . . . . .      97,480            --
  Others - Rollover contributions . . . . . . .       3,682            --
    Total . . . . . . . . . . . . . . . . . . .     148,821            --
Noncash contributions . . . . . . . . . . . . .          --       148,821
Earnings from investments (interest, dividends,
 rents, royalties). . . . . . . . . . . . . . .          --       256,194
Net realized gain (loss) on sale or exchange
 of assets. . . . . . . . . . . . . . . . . . .          --       (12,251)
Other income - unrealized gain. . . . . . . . .          --       102,004
Total income. . . . . . . . . . . . . . . . . .          --       494,768

               Expenses

Distribution of benefits and payments
 to provide benefits:
  Directly to participants or their
   beneficiaries. . . . . . . . . . . . . . . .     104,679            --
  Other . . . . . . . . . . . . . . . . . . . .          --            --
  Total distribution of benefits and payments
   to provide benefits. . . . . . . . . . . . .          --       104,679
Administration expenses (salaries, fees,
 commissions, insurance premiums) . . . . . . .          --         8,748
  Other expenses. . . . . . . . . . . . . . . .          --            --
Total expenses. . . . . . . . . . . . . . . . .          --       113,427
Net income (loss) . . . . . . . . . . . . . . .          --       381,341

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                         SIGNATURE

       The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                               Riverview Savings Bank, FSB Employees' Savings & Profit Sharing Plan and Trust

Date:  October 28, 1997        By: /s/ Patrick Sheaffer
                                   ------------------------------
                                   Patrick Sheaffer
                                   President and Chief Executive
                                   Officer

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